Dreyfus
Liquid Assets, Inc.

ANNUAL REPORT December 31, 2007



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Available only to Dreyfus Liquid Assets, Inc., Class 1 shareholders

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Not FDIC-Insured • Not Bank-Guaranteed • May Lose Value

Contents



A LETTER FROM THE CEO

Dear Shareholder:

We are pleased to present this annual report for Dreyfus Liquid Assets, covering the 12-month period from January 1, 2007, through December 31, 2007.

Looking back, 2007 was a year of significant change for the financial markets. Turmoil in the sub-prime mortgage market, declining housing values and soaring energy prices sparked a "flight to quality" among investors, in which prices of U.S. Treasury securities surged higher while more sophisticated fixed-income assets classes tumbled. Money market instruments proved to be a relatively safe haven from heightened volatility in the stock and bond markets, which led to record levels of assets coming into the money-market industry.

The turbulence of 2007 reinforced a central principle of successful investing: diversification. Investors with broad exposure to the world's stock and bond markets were better protected from the full impact of market volatility in areas that, earlier in the year, were among the bright spots at the time. As we look ahead, we believe that now is the perfect time to meet with your financial advisor, who can help you plan and diversify your investment portfolio in a way that manages the potential opportunities and risks that may continue to arise in 2008.

For information about how the fund performed during the reporting period, as well as market perspectives, we have provided a Discussion of Fund Performance given by the fund's Portfolio Manager.

Thank you for your continued confidence and support.

Sincerely,

Thomas F. Eggers
Chief Executive Officer
The Dreyfus Corporation
January 15, 2008



DISCUSSION OF FUND PERFORMANCE

For the period of January 1, 2007, through December 31, 2007, as provided by Patricia A. Larkin, Senior Portfolio Manager

Fund and Market Performance Overview

Although money market yields remained relatively stable early in the reporting period, slowing economic growth and a credit crisis in U.S. fixed-income markets prompted the Federal Reserve Board (the "Fed") to reduce short-term interest rates over the reporting period's second half.

For the 12-month period ended December 31, 2007, Dreyfus Liquid Assets produced a yield of 4.67% for its Class 1 shares and a yield of 4.78% for its Class 2 shares. Taking into account the effects of compounding, the fund's Class 1 and Class 2 shares also provided effective yields of 4.77% and 4.89%, respectively, for the same period.[1,2]

The Fund's Investment Approach

The fund seeks as high a level of current income as is consistent with the preservation of capital. To pursue this goal, the fund invests in a diversified portfolio of high-quality, short-term debt securities, including securities issued or guaranteed by the U.S. government or its agencies or instrumentalities, certificates of deposit, time deposits, bankers' acceptances, and other short-term securities issued by U.S. banks and foreign branches of U.S. banks, repurchase agreements, including tri-party repurchase agreements, asset-backed securities, commercial paper and other short-term corporate obligations of U.S. issuers.

Normally, the fund invests at least 25% of its net assets in bank obligations.

A Worsening Credit Crisis Prompted Fed Intervention

The U.S. economy showed signs of a moderate slowdown at the start of 2007 as housing markets softened. However, inflationary pressures were relatively mild, and the Fed appeared comfortable maintaining a target of 5.25% for the overnight federal funds rate.

In the spring, however, new evidence suggested that inflation might be a more persistent problem than expected. By June, signs of stronger economic growth caused the Fed to state that it was not yet convinced of the sustainability of lower inflationary pressures. A U.S. GDP growth rate of 3.8% for the second quarter lent credence to the Fed's inflation-fighting bias.

The summer of 2007 proved to be a difficult time for the financial markets, as intensifying housing and lending concerns sparked a sharp repricing of risk in July, as a result of rising delinquencies and defaults from the sub-prime sector. Tightness in the credit markets created turmoil in other areas, including the inter-bank lending market and the commercial paper and syndicated loan markets.

The Fed intervened in the credit crisis in mid-August, when it reduced the discount rate by 50 basis points. The Fed followed up in September with an additional reduction of 50 basis points in the discount rate and a reduction of 50 basis points in the federal funds rate to ease conditions in the money markets and prevent a spillover into the broader economy. These moves appeared to be warranted, as fallout from the sub-prime mortgage crisis included billions in sub-prime-related asset write-downs by financial institutions.

A More Severe Slowdown Led to Additional Rate Cuts

In October, the economy continued to show signs of weakness, including reports of a tepid September increase of 0.3% in consumer spending and record energy prices. Yet, the Commerce Department estimated that U.S. GDP grew at a stronger-than-expected 4.9% annualized rate in the third quarter. Nonetheless, the Fed again cut the federal funds rate, this time by 25 basis points, with the Fed stating that it regarded the risks of recession and inflation as balanced.

November witnessed further deterioration in the financial markets as recession concerns intensified amid additional announcements of write-downs among major banks and brokerage firms. In addition, it was announced that sales of existing homes fell in October to its lowest level since recordkeeping began eight years earlier. In December, the Fed again reduced the federal funds rate by 25 basis points to 4.25%, but the markets appeared to be disappointed that the reduction was not larger. Reports of lackluster retail sales during the holiday season, further deterioration of housing prices and a surge in foreclosures also contributed to investors' economic concerns. As a result, in contrast to expectations of a moderate slowdown at the beginning of the year, 2007 ended with some analysts predicting the onset of a full-blown recession in 2008.

Caution Remains Warranted in Uncertain Markets

As the credit crisis unfolded and the Fed cut interest rates, yield differences widened along the market's maturity range, creating more attractive opportunities among longer-dated money market instruments. Meanwhile, demand for money market instruments surged as investors shifted assets from riskier investments to money market funds. In this environment, we increased the fund's weighted average maturity toward a position we considered generally longer than industry averages.

In January, the economic outlook continued to weaken and broader financial market conditions have continued to deteriorate as signaled by a tightening in credit for some businesses and households, a deepening of housing contraction, and a softening in labor markets. Subsequently on January 22, the Fed made an "inter-meeting" reduction of 75 basis points in the federal funds rate to 3.50%. The Fed expects inflation to moderate in the coming quarters. Like the Fed and other market participants, we intend to closely monitor the effects of financial and other developments on economic prospects.

January 23, 2008

An investment in the fund is not insured or guaranteed by the FDIC or any other government agency. Although the fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the fund.

[1] *Effective yield is based upon dividends declared daily and reinvested monthly. Past performance is no guarantee of future results. Yields fluctuate. Yields provided for the fund's Class 1 shares reflect the absorption of certain fund expenses by The Dreyfus Corporation pursuant to an undertaking in effect until December 31, 2008, at which time it may be extended, modified or terminated.*

[2] *Effective yield is based upon dividends declared daily and reinvested monthly. Past performance is no guarantee of future results. Yields fluctuate. Yields provided for the fund's Class 2 shares reflect the absorption of certain fund expenses by The Dreyfus Corporation pursuant to an agreement in which shareholders will be given at least 90 days' notice prior to the time such absorption may be terminated. Class 2 shares of the fund are available only to certain eligible financial institutions. Had these expenses not been absorbed, the fund's Class 2 shares yield would have been 4.77%, and the effective yield would have been 4.88%.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Liquid Assets, Inc. from July 1, 2007 to December 31, 2007. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment

assuming actual returns for the six months ended December 31, 2007

	Class 1 Shares	Class 2 Shares
Expenses paid per $1,000†	$ 3.37	$ 2.81
Ending value (after expenses)	$1,023.60	$1,024.10

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment

assuming a hypothetical 5% annualized return for the six months ended December 31, 2007

	Class 1 Shares	Class 2 Shares
Expenses paid per $1,000†	$ 3.36	$ 2.80
Ending value (after expenses)	$1,021.88	$1,022.43

† *Expenses are equal to the fund's annualized expense ratio of .66% for Class 1 shares, and .55% for Class 2 shares; multiplied by the average account value over the period, multiplied by 184/365 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

December 31, 2007

Negotiable Bank Certificates of Deposit−8.6%	Principal Amount ($)	Value ($)
American Express Centurion Bank 4.93%, 6/3/08	15,000,000	15,000,000
American Express Company 4.86%, 5/22/08	75,000,000	75,000,000
Comerica Inc. 4.72%, 5/5/08	50,000,000	50,000,000
Union Bank of California, N.A. 4.75%−4.86%, 2/4/08−5/23/08	260,000,000	260,000,000
Wachovia Bank, N.A. 4.90%, 4/30/08	100,000,000	100,000,000
Total Negotiable Bank Certificates of Deposit (cost $500,000,000)		**500,000,000**

Commercial Paper−71.6%		
Allied Irish Banks N.A. Inc. 5.05%−5.09%, 2/19/08−4/14/08	200,000,000	197,895,986
Alpine Securitization Corp. 5.00%, 2/15/08	100,000,000 [a]	99,382,500
Amsterdam Funding Corp. 5.06%, 1/18/08	45,000,000 [a]	44,893,750
Atlantic Asset Securitization LLC 5.06%−6.07%, 1/4/08−2/15/08	81,324,000 [a]	81,103,017
Atlantis One Funding Corp. 5.23%, 1/16/08	50,000,000 [a]	49,892,500
Barclays U.S. Funding Corp. 5.16%−5.18%, 4/4/08−4/11/08	250,000,000	246,510,817
CAFCO LLC 5.30%, 2/27/08	100,000,000 [a]	99,173,500
Canadian Imperial Bank of Commerce 4.80%−4.91%, 2/19/08−4/9/08	255,000,000	252,524,830
Cancara Asset Securitisation Ltd. 4.84%−5.22%, 1/15/08−2/7/08	249,000,000 [a]	248,161,943
CHARTA LLC 5.09%−5.21%, 1/18/08−2/7/08	167,000,000 [a]	166,257,006
Citigroup Funding Inc. 4.90%−5.35%, 1/11/08−3/3/08	150,000,000	149,440,222
Commerzbank U.S. Finance Inc. 5.13%, 4/15/08	100,000,000	98,541,667

Commercial Paper (continued)	Principal Amount ($)	Value ($)
CRC Funding LLC 5.09%–5.30%, 1/22/08–2/27/08	200,000,000 ᵃ	198,880,375
Daimler Chrysler Revolving Auto Conduit LLC 4.91%, 1/30/08	75,162,000	74,868,346
Fairway Finance Company LLC 4.85%, 1/25/08	75,000,000 ᵃ	74,760,000
FCAR Owner Trust, Ser. I 5.08%, 1/22/08–1/23/08	50,000,000	49,850,097
Gotham Funding Corp. 4.86%–5.30%, 1/3/08–3/25/08	133,212,000 ᵃ	132,890,985
Greenwich Capital Holdings Inc. 4.90%, 6/4/08	250,000,000	244,854,861
JPMorgan Chase & Co. 5.04%–5.15%, 1/14/08–2/15/08	250,000,000	248,960,403
Morgan Stanley 5.10%–5.20%, 4/21/08–6/3/08	100,000,000	98,155,819
Old Line Funding LLC 5.39%–5.59%, 1/15/08–3/7/08	223,867,000 ᵃ	222,570,877
Picaros Funding LLC 5.07%, 1/22/08	100,000,000 ᵃ	99,707,750
Regency Markets No. 1 LLC 5.05%, 2/15/08	20,000,000 ᵃ	19,875,250
Santander Central Hispano Finance (Delaware) Inc. 4.84%, 6/5/08	100,000,000	97,952,500
Scaldis Capital Ltd. 4.83%–5.60%, 2/1/08–3/13/08	185,646,000 ᵃ	184,104,046
Societe Generale N.A. Inc. 4.85%, 2/15/08	200,000,000	198,802,500
Solitaire Funding Ltd. 5.15%, 1/18/08	50,000,000 ᵃ	49,880,056
UBS Finance Delaware LLC 5.06%–5.07%, 3/19/08–4/11/08	250,000,000	246,851,833
Working Capital Management Co. L.P. 6.00%, 1/25/08	200,000,000 ᵃ	199,206,667
Total Commercial Paper (cost $4,175,950,103)		**4,175,950,103**

Corporate Notes–7.7%	Principal Amount ($)	Value ($)
Cullinan Finance Ltd. 4.32%, 3/27/08	200,000,000 a,b	199,995,262
Lehman Brothers Holdings Inc. 5.02%, 3/28/08	100,000,000 b	100,000,000
Morgan Stanley 5.35%, 1/4/08	150,000,000 b	150,000,000
Total Corporate Notes (cost $449,995,262)		**449,995,262**

Promissory Note–4.4%		
Goldman Sachs Group Inc. 4.64%–5.20%, 1/2/08–6/17/08 (cost $255,000,000)	255,000,000 c	**255,000,000**

Time Deposits–2.8%		
Key Bank U.S.A., N.A. (Grand Cayman) 2.00%, 1/2/08	93,000,000	93,000,000
Wells Fargo Bank, NA (Grand Cayman) 2.00%, 1/2/08	70,000,000	70,000,000
Total Time Deposits (cost $163,000,000)		**163,000,000**

Repurchase Agreements–4.6%		
Citigroup Global Markets Holdings Inc. 4.65%, dated 12/31/07, due 1/2/08 in the amount of $20,005,167 (fully collateralized by $64,933,228 Corporate Bonds, 4%-10%, due 1/15/08-3/1/46, value $20,600,001)	20,000,000	20,000,000
Lehman Brothers Inc. 4.65%, dated 12/31/07, due 1/2/08 in the amount of $150,038,750 (fully collateralized by $187,840,000 Federal National Mortgage Association, 5%, due 10/1/35, value $152,987,244)	150,000,000	150,000,000

Repurchase Agreements (continued)	Principal Amount ($)	Value ($)
Merrill Lynch & Co. Inc.		
4.65%, dated 12/31/07, due 1/2/08 in the amount of $100,025,833 (fully collateralized by $100,422,000 Corporate Bonds, 3.125%-9.375%, due 11/15/10-3/1/34, value $103,737,172)	100,000,000	100,000,000
Total Repurchase Agreements (cost $270,000,000)		**270,000,000**
Total Investments (cost $5,813,945,365)	**99.7%**	**5,813,945,365**
Cash and Receivables (Net)	**.3%**	**15,189,044**
Net Assets	**100.0%**	**5,829,134,409**

a   Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At December 31, 2007, these securities amounted to $2,170,735,484 or 37.2% of net assets.

b   Variable rate security—interest rate subject to periodic change.

c   These notes were acquired for investment, and not with the intent to distribute or sell. Securities restricted as to public resale. This securities were acquired from 5/15/06 to 10/2/07 at a cost of $255,000,000. At December 31, 2007, the aggregate value of these securities was $255,000,000 representing 4.4% of net assets and are valued at cost.

Portfolio Summary (Unaudited)[†]

	Value (%)		Value (%)
Banking	56.2	Asset-Backed/Structured	
Asset-Backed/Multi-Seller Programs	23.0	Investment Vehicles	3.4
Brokerage Firms	10.4	Asset Backed/Single Seller	2.1
Repurchase Agreements	4.6		**99.7**

†   Based on net assets.

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

December 31, 2007

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments	5,813,945,365	5,813,945,365
Cash		13,276,917
Interest receivable		5,456,335
Prepaid expenses		176,344
		5,832,854,961
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 2(b)		2,827,463
Payable for shares of Common Stock redeemed		570,841
Accrued expenses		322,248
		3,720,552
Net Assets ($)		**5,829,134,409**
Composition of Net Assets ($):		
Paid-in capital		5,829,180,901
Accumulated net realized gain (loss) on investments		(46,492)
Net Assets ($)		**5,829,134,409**

Net Asset Value Per Share

	Class 1 Shares	Class 2 Shares
Net Assets ($)	1,798,629,931	4,030,504,478
Shares Outstanding	1,799,540,713	4,030,493,414
Net Asset Value Per Share ($)	**1.00**	**1.00**

See notes to financial statements.

STATEMENT OF OPERATIONS

Year Ended December 31, 2007

Investment Income ($):	
Interest Income	**286,340,707**
Expenses:	
Management fee–Note 2(a)	25,220,603
Shareholder servicing costs–Note 2(b)	5,881,004
Prospectus and shareholders' reports	333,752
Registration fees	237,323
Custodian fees–Note 2(b)	208,396
Professional fees	70,731
Directors' fees and expenses–Note 2(c)	35,766
Miscellaneous	84,131
Total Expenses	**32,071,706**
Less–Waiver of fees due to undertaking–Note 2(a)	(302,389)
Net Expenses	**31,769,317**
Investment Income–Net	**254,571,390**
Net Realized Gain (Loss) on Investments–Note 1(b) ($)	20,222
Net Increase in Net Assets Resulting from Operations	**254,591,612**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Year Ended December 31,	
	2007	2006
Operations ($):		
Investment income—net	254,571,390	231,489,998
Net realized gain on investments	20,222	–
Net Increase (Decrease) in Net Assets		
Resulting from Operations	**254,591,612**	**231,489,998**
Dividends to Shareholders from ($):		
Investment income—net:		
Class 1 shares	(83,804,494)	(78,562,858)
Class 2 shares	(170,766,896)	(152,927,140)
Total Dividends	**(254,571,390)**	**(231,489,998)**
Capital Stock Transactions ($1.00 per share):		
Net proceeds from shares sold:		
Class 1 shares	1,061,243,413	1,045,181,610
Class 2 shares	4,313,752,707	4,037,632,086
Net assets received in connection		
with reorganization—Note 1	–	29,749,419
Dividends reinvested:		
Class 1 shares	81,447,344	76,188,960
Class 2 shares	7,039,371	4,154,822
Cost of shares redeemed:		
Class 1 shares	(1,160,478,846)	(1,128,790,944)
Class 2 shares	(3,769,203,136)	(3,289,229,766)
Increase (Decrease) in Net Assets		
from Capital Stock Transactions	**533,800,853**	**774,886,187**
Total Increase (Decrease) in Net Assets	**533,821,075**	**774,886,187**
Net Assets ($):		
Beginning of Period	5,295,313,334	4,520,427,147
End of Period	**5,829,134,409**	**5,295,313,334**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Year Ended December 31,				
Class 1 Shares	2007	2006	2005	2004	2003
Per Share Data ($):					
Net asset value, beginning of period	1.00	1.00	1.00	1.00	1.00
Investment Operations:					
Investment income−net	.047	.044	.026	.007	.006
Distributions:					
Dividends from investment income−net	(.047)	(.044)	(.026)	(.007)	(.006)
Net asset value, end of period	1.00	1.00	1.00	1.00	1.00
Total Return (%)	4.76	4.45	2.62	.72	.60
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	.67	.69	.71	.70	.68
Ratio of net expenses to average net assets	.67[a]	.69[a]	.70	.70	.68
Ratio of net investment income to average net assets	4.66	4.37	2.32	.71	.60
Net Assets, end of period ($ x 1,000)	1,798,630	1,816,411	1,794,075	4,823,521	5,047,571

[a] *The difference for the period represents less than .01%.*
See notes to financial statements.

	Year Ended December 31,		
Class 2 Shares	2007	2006	2005[a]
Per Share Data ($):			
Net asset value, beginning of period	1.00	1.00	1.00
Investment Operations:			
Investment income−net	.048	.045	.022
Distributions:			
Dividends from investment income−net	(.048)	(.045)	(.022)
Net asset value, end of period	1.00	1.00	1.00
Total Return (%)	4.87	4.61	3.07[b]
Ratios/Supplemental Data (%):			
Ratio of total expenses to average net assets	.56	.55	.57[b]
Ratio of net expenses to average net assets	.55	.55[c]	.55[b]
Ratio of net investment income to average net assets	4.77	4.54	3.05[b]
Net Assets, end of period ($ x 1,000)	4,030,504	3,478,902	2,726,352

[a] *From April 18, 2005 (commencement of initial offering) to December 31, 2005.*
[b] *Annualized.*
[c] *The difference for the period represents less than .01%.*
See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Liquid Assets, Inc. (the "fund") is registered under the Investment Company Act of 1940, as amended (the "Act"), as a diversified open-end management investment company. The fund's investment objective is to provide investors with as high a level of current income as is consistent with the preservation of capital. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser.

On July 1, 2007, Mellon Financial Corporation and The Bank of New York Company, Inc. merged, forming The Bank of New York Mellon Corporation ("BNY Mellon"). As part of this transaction, Dreyfus became a wholly-owned subsidiary of BNY Mellon.

As of the close of business on September 22, 2006, pursuant to an Agreement and Plan of Reorganization previously approved by the fund's Board of Directors, all of the assets, subject to the liabilities, of Founders Money Market Fund, were transferred to the fund. Shareholders of Founders Money Market Fund received Class 1 shares of the fund, in an amount equal to the aggregate net asset value of the investment in Founders Money Market Fund at the time of the exchange. The net asset value of the fund's Class 1 shares at the close of business on September 22, 2006, after the reorganization, was $1.00 per share, and a total of 29,749,419 Class 1 shares representing net assets of $29,749,419, were issued to Founders Money Market Fund shareholders in the exchange. The exchange was a tax-free event to shareholders.

MBSC Securities Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares. The fund is authorized to issue 30 billion shares of $.001 par value of Common Stock. The fund currently offers two classes of shares: Class 1 (23.5 billion shares authorized, and Class 2 (6.5 billion shares authorized). Class 1 and Class 2 shares are identical except for the services offered to and the expenses borne by each class, the allocation of certain transfer agency costs, and certain voting rights. Class 2 shares are offered only to certain eligible financial institutions. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

It is the fund's policy to maintain a continuous net asset value per share of $1.00; the fund has adopted certain investment, portfolio valuation and dividend and distribution policies to enable it to do so. There is no assurance, however, that the fund will be able to maintain a stable net asset value of per share $1.00.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued at amortized cost in accordance with Rule 2a-7 of the Act, which has been determined by the fund's Board of Directors to represent the fair value of the fund's investments.

The Financial Accounting Standards Board ("FASB") released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Interest income, adjusted for accretion of discount and amortization of premium on investments, is earned from settlement date and is recognized on the accrual basis. Realized gains and losses from securities transactions are recorded on the identified cost basis. Cost of investments represents amortized cost.

The fund has an arrangement with the custodian bank whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits, if any, as an expense offset in the Statement of Operations.

The fund may enter into repurchase agreements with financial institutions, deemed to be creditworthy by the Manager, subject to the seller's agreement to repurchase and the fund's agreement to resell such securities at a mutually agreed upon price. Securities purchased subject to repurchase agreements are deposited with the fund's custodian and, pursuant to the terms of the repurchase agreement, must have an aggregate market value greater than or equal to the repurchase price plus accrued interest at all times. If the value of the underlying securities falls below the value of the repurchase price plus accrued interest, the fund will require the seller to deposit additional collateral by the next business day. If the request for additional collateral is not met, or the seller defaults on its repurchase obligation, the fund maintains the right to sell the underlying securities at market value and may claim any resulting loss against the seller.

(c) Dividends to shareholders: It is the policy of the fund to declare dividends daily from investment income-net. Such dividends are paid monthly. Dividends from net realized capital gains, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gains can be offset by capital loss carry-overs, it is the policy of the fund not to distribute such gains.

(d) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

During the current year, the fund adopted FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" ("FIN 48"). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the fund's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. The adoption of FIN 48 had no impact on the operations of the fund for the period ended December 31, 2007.

The fund is not subject to examination by U.S. Federal, State and City tax authorities for the tax years before 2004.

At December 31, 2007, the components of accumulated earnings on a tax basis were substantially the same as for financial reporting purposes.

The accumulated capital loss carryover of $46,492 is available to be applied against future net securities profits, if any, realized subsequent to December 31, 2007. If not applied, $8,516 of the carryover expires in fiscal 2009, $24,768 expires in fiscal 2010, $7,910 expires in fiscal 2011, $191 expires in fiscal 2012 and $5,107 expires in fiscal 2013.

The tax characters of distributions paid to shareholders during the fiscal periods ended December 31, 2007 and December 31, 2006, were all ordinary income.

At December 31, 2007, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

NOTE 2—Management Fee and Other Transactions with Affiliates:

(a) Pursuant to a management agreement ("Agreement") with the Manager, the management fee is based on the value of the fund's average daily net assets and is computed at the following annual rates: .50% of the first $1.5 billion; .48% of the next $500 million; .47% of the next $500 million; and .45% over $2.5 billion. The fee is payable monthly. The agreement provides that in any full fiscal year the aggregate expenses, enclusive of taxes, brokerage fees, interest on borrowings and extraordinary expenses, exceed 1% of the value of the funds average net assets, the Manager will refund to the fund, or bear, the excess over 1%. The Manager has contractually agreed to waive receipt of its fees and/or assume the expenses of the fund's Class 1 shares, until December 31, 2008, so that annual fund operating expenses for Class 1 shares, exclusive of certain expenses as described above, do not exceed .70%. The Manager has undertaken to waive its fees and or assume the expenses of the fund's Class 2 shares, so that the expenses for Class 2 shares, exclusive of certain expenses as described above, does not exceed .55%. The Manager may terminate this undertaking upon at least 90 days, prior notice to investors. The reduction in fees, pursuant to the undertakings, amounted to $302,389 during the period ended December 31, 2007.

(b) Under the Shareholder Services Plan, Class 1 and Class 2 shares reimburses the Distributor an amount not to exceed an annual rate of .25% of the value of the fund's average daily net assets for certain allocated expenses of providing personal services and/or maintaining shareholder accounts. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts.

During the period ended December 31, 2007, Class 1 shares were charged $1,750,833 and Class 2 shares were charged $1,996,872 pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended December 31, 2007, the fund was charged $1,522,083 pursuant to the transfer agency agreement.

Effective July 1, 2007, the fund's custodian, The Bank of New York, became an affiliate of the Manager. Under the fund's pre-existing custody agreement with The Bank of New York, the fund was charged $89,948 for providing custodial services for the fund for the six months ended December 31, 2007. Prior to becoming an affiliate, The Bank of New York was paid $118,448 for custody services to the fund for the six months ended June 30, 2007.

During the period ended June 30, 2007, the fund was charged $4,821 for services performed by the Chief Compliance Officer.

The components of "Due to The Dreyfus Corporation and affiliates" in the Statement of Assets and Liabilities consist of: management fees $2,300,061, shareholder service fees of $149,000 custodian fees of $94,953, chief compliance officer fees $3,616 and transfer agency per account fees $279,833.

(c) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and Board of Directors
Dreyfus Liquid Assets, Inc.

We have audited the accompanying statement of assets and liabilities of Dreyfus Liquid Assets, Inc., including the statement of investments, as of December 31, 2007, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended, and financial highlights for each of the periods indicated therein. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. We were not engaged to perform an audit of the Fund's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Fund's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of December 31, 2007 by correspondence with the custodian. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Dreyfus Liquid Assets, Inc. at December 31, 2007, and the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the indicated periods, in conformity with U.S. generally accepted accounting principles.

Ernst + Young LLP

New York, New York
February 12, 2008

IMPORTANT TAX INFORMATION (Unaudited)

For federal tax purposes the fund hereby designates 97.98% of ordinary income dividends paid during the fiscal year ended December 31, 2007 as qualifying "interest related dividends."

INFORMATION ABOUT THE REVIEW AND APPROVAL OF THE FUND'S MANAGEMENT AGREEMENT (Unaudited)

At a meeting of the fund's Board of Directors held on July 19 and 20, 2007, the Board considered the re-approval for an annual period (through August 31, 2008) of the fund's Management Agreement with Dreyfus, pursuant to which Dreyfus provides the fund with investment advisory and administrative services. The Board members, none of whom are "interested persons" (as defined in the Investment Company Act of 1940, as amended) of the fund were assisted in their review by independent legal counsel and met with counsel in executive session separate from representatives of Dreyfus.

Analysis of Nature, Extent and Quality of Services Provided to the Fund. The Board members received a presentation from representatives of Dreyfus regarding services provided to the fund and other funds in the Dreyfus fund complex, and discussed the nature, extent and quality of the services provided to the fund pursuant to its Management Agreement. Dreyfus' representatives reviewed the fund's distribution of accounts and the relationships Dreyfus has with various intermediaries and the different needs of each. Dreyfus' representatives noted the distribution channels for the fund as well as the diversity of distribution among the funds in the Dreyfus fund complex, and Dreyfus' corresponding need for broad, deep, and diverse resources to be able to provide ongoing shareholder services to each distribution channel, including those of the fund. Dreyfus also provided the number of shareholder accounts in the fund, as well as the fund's asset size.

The Board members also considered Dreyfus' research and portfolio management capabilities and that Dreyfus also provides oversight of day-to-day fund operations, including fund accounting and administration and assistance in meeting legal and regulatory requirements. The Board members also considered Dreyfus' extensive administrative, accounting and compliance infrastructure.

Comparative Analysis of the Fund's Performance and Management Fee and Expense Ratio. The Board members reviewed the performance of the fund's Class 1 shares and comparisons to a group of retail no-load money market funds (the "Performance Group") and to a

larger universe of funds, consisting of all retail money market funds (the "Performance Universe"), selected and provided by Lipper, Inc., an independent provider of investment company data. The Board was provided with a description of the methodology Lipper used to select the Performance Group and Performance Universe, as well as the Expense Group and Expense Universe (discussed below). The Board members discussed the results of the comparisons and noted that the fund's total return performance shares was above the medians of the Performance Universe for all periods ended May 31, 2007, and, while the fund's total return performance was below the median of the Performance Group for all periods ended May 31, 2007, the Board members noted the close proximity of the fund's performance to the Performance Group median in each period.

The Board members also discussed the fund's management fee and expense ratio and reviewed the range of management fees and expense ratios of a comparable group of funds (the "Expense Group") and a broader group of funds (the "Expense Universe"), each selected and provided by Lipper. The Board members noted that the fund's management fee was higher than the Expense Group and Expense Universe medians and that the fund's Class 1 share expense ratio was higher than the Expense Group and Expense Universe medians; the Board members noted that the fund's actual management fee and Class 1 share expense ratio were lower due to the undertaking by Dreyfus to waive fees and reimburse expenses to limit the fund's expense ratio.

Representatives of Dreyfus reviewed with the Board members the advisory fees paid by mutual funds managed by Dreyfus or its affiliates with similar investment objectives, policies and strategies, and included within the fund's Lipper category (the "Similar Funds") and stated that there were no other accounts managed by Dreyfus or its affiliates with similar investment objectives, policies and strategies as the fund. The Board members considered the relevance of the fee information provided for the Similar Funds to evaluate the appropriateness and reasonableness of the fund's management fee.

Analysis of Profitability and Economies of Scale. Dreyfus' representatives reviewed the dollar amount of expenses allocated and profit received by Dreyfus and the method used to determine such expenses and profit. The Board considered information, previously provided and discussed, prepared by an independent consulting firm regarding Dreyfus' approach to allocating costs to, and determining the profitability of, individual funds and the entire Dreyfus mutual fund complex. The Board members also considered that the methodology had also been reviewed by an independent registered public accounting firm which, like the consultant, found the methodology to be reasonable. The consulting firm also analyzed where any economies of scale might emerge in connection with the management of the fund. The Board members evaluated the profitability analysis in light of the relevant circumstances for the fund and the extent to which economies of scale would be realized if the fund grows and whether fee levels reflect these economies of scale for the benefit of fund investors. The Board members also considered potential benefits to Dreyfus from acting as investment adviser and noted that there were no soft dollar arrangements with respect to trading the fund's investments.

It was noted that the Board members should consider Dreyfus' profitability with respect to the fund as part of their evaluation of whether the fees under the Management Agreement bear a reasonable relationship to the mix of services provided by Dreyfus, including the nature, extent and quality of such services and that a discussion of economies of scale is predicated on increasing assets and that, if a fund's assets had been decreasing, the possibility that Dreyfus may have realized any economies of scale would be less. It also was noted that the profitability percentage for managing the fund was within ranges determined by appropriate court cases to be reasonable given the services rendered and generally superior service levels provided. The Board also noted the fee waiver and expense reimbursement arrangement and its effect on Dreyfus' profitability.

At the conclusion of these discussions, the Board agreed that it had been furnished with sufficient information to make an informed business decision with respect to continuation of the Management Agreement. Based on the discussions and considerations as described above, the Board made the following conclusions and determinations.

- The Board concluded that the nature, extent and quality of the services provided by Dreyfus are adequate and appropriate.

- The Board generally was satisfied with the fund's relative performance.

- The Board concluded that the fee paid by the fund to Dreyfus was reasonable in light of the services provided, comparative performance, expense and advisory fee information, including Dreyfus' undertaking to limit the fund's expense ratio (which reduced the fund's actual management fee and expense ratio), costs of the services provided and profits to be realized and benefits derived or to be derived by Dreyfus from its relationship with the fund.

- The Board determined that the economies of scale which may accrue to Dreyfus and its affiliates in connection with the management of the fund had been adequately considered by Dreyfus in connection with the management fee rate charged to the fund and that, to the extent in the future it were determined that material economies of scale had not been shared with the fund, the Board would seek to have those economies of scale shared with the fund.

The Board members considered these conclusions and determinations, along with information received on a routine and regular basis throughout the year, and, without any one factor being dispositive, the Board determined that re-approval of the Management Agreement was in the best interests of the fund and its shareholders.

Joseph S. DiMartino (64)
Chairman of the Board (1995)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• The Muscular Dystrophy Association, Director
• Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
• The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director
• Sunair Services Corporation, a provider of certain outdoor-related services to homes and businesses, Director

No. of Portfolios for which Board Member Serves: 163

Clifford L. Alexander, Jr. (74)
Board Member (2003)

Principal Occupation During Past 5 Years:
• President of Alexander & Associates, Inc., a management consulting firm (January 1981-present)
• Chairman of the Board of Moody's Corporation (October 2000-October 2003)

Other Board Memberships and Affiliations:
• Mutual of America Life Insurance Company, Director

No. of Portfolios for which Board Member Serves: 51

David W. Burke (71)
Board Member (1994)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• John F. Kennedy Library Foundation, Director

No. of Portfolios for which Board Member Serves: 85

Whitney I. Gerard (73)
Board Member (1973)

Principal Occupation During Past 5 Years:
• Partner of Chadbourne & Parke LLP

No. of Portfolios for which Board Member Serves: 28

———————

George L. Perry (73)
Board Member (1989)

Principal Occupation During Past 5 Years:
• Economist and Senior Fellow at Brookings Institution

No. of Portfolios for which Board Member Serves: 26

———————

Once elected all Board Members serve for an indefinite term, but achieve Emeritus status upon reaching age 80. The address of the Board Members and Officers is in c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.

Lucy Wilson Benson, Emeritus Board Member
Arthur A. Hartman, Emeritus Board Member

OFFICERS OF THE FUND (Unaudited)

J. DAVID OFFICER, President since December 2006.

Chief Operating Officer, Vice Chairman and a Director of the Manager, and an officer of 78 investment companies (comprised of 163 portfolios) managed by the Manager. He is 59 years old and has been an employee of the Manager since April 1998.

PHILLIP N. MAISANO, Executive Vice President since July 2007.

Chief Investment Officer, Vice Chair and a director of the Manager, and an officer of 78 investment companies (comprised of 163 portfolios) managed by the Manager. Mr. Maisano also is an officer and/or Board member of certain other investment management subsidiaries of The Bank of New York Mellon Corporation, each of which is an affiliate of the Manager. He is 60 years old and has been an employee of the Manager since November 2006. Prior to joining the Manager, Mr. Maisano served as Chairman and Chief Executive Officer of EACM Advisors, an affiliate of the Manager, since August 2004, and served as Chief Executive Officer of Evaluation Associates, a leading institutional investment consulting firm, from 1988 until 2004.

MICHAEL A. ROSENBERG, Vice President and Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 47 years old and has been an employee of the Manager since October 1991.

JAMES BITETTO, Vice President and Assistant Secretary since August 2005.

Associate General Counsel and Secretary of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 41 years old and has been an employee of the Manager since December 1996.

JONI LACKS CHARATAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. She is 52 years old and has been an employee of the Manager since October 1988.

JOSEPH M. CHIOFFI, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 46 years old and has been an employee of the Manager since June 2000.

JANETTE E. FARRAGHER, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. She is 45 years old and has been an employee of the Manager since February 1984.

JOHN B. HAMMALIAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 44 years old and has been an employee of the Manager since February 1991.

ROBERT R. MULLERY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 55 years old and has been an employee of the Manager since May 1986.

JEFF PRUSNOFSKY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 42 years old and has been an employee of the Manager since October 1990.

JAMES WINDELS, Treasurer since November 2001.

Director – Mutual Fund Accounting of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 49 years old and has been an employee of the Manager since April 1985.

ROBERT ROBOL, Assistant Treasurer since August 2003.

Senior Accounting Manager – Money Market and Municipal Bond Funds of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 43 years old and has been an employee of the Manager since October 1988.

ROBERT SALVIOLO, Assistant Treasurer since July 2007.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager since June 1989.

ROBERT SVAGNA, Assistant Treasurer since August 2005.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager since November 1990.

GAVIN C. REILLY, Assistant Treasurer since December 2005.

Tax Manager of the Investment Accounting and Support Department of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 39 years old and has been an employee of the Manager since April 1991.

JOSEPH W. CONNOLLY, Chief Compliance Officer since October 2004.

Chief Compliance Officer of the Manager and The Dreyfus Family of Funds (79 investment companies, comprised of 180 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 50 years old and has served in various capacities with the Manager since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since October 2002.

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 75 investment companies (comprised of 176 portfolios) managed by the Manager. He is 37 years old and has been an employee of the Distributor since October 1998.

NOTES

For More Information

Dreyfus Liquid Assets, Inc.
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

The Bank of New York
One Wall Street
New York, NY 10286

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

MBSC Securities Corporation
200 Park Avenue
New York, NY 10166

Ticker Symbol: DLAXX

Telephone 1-800-645-6561

Mail The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

E-mail Send your request to info@dreyfus.com

Internet Information can be viewed online or downloaded at: http://www.dreyfus.com

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-202-551-8090.

Information regarding how the fund voted proxies relating to portfolio securities for the 12-month period ended June 30, 2007, is available on the SEC's website at http://www.sec.gov and without charge, upon request, by calling 1-800-645-6561.



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